

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Shalom Arik Maimon
Chief Executive Officer
Cuentas Inc.
235 Lincoln Rd.
Suite 210
Miami Beach, FL 33139

> **Re: Cuentas Inc.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2023**
> **File No. 333-275724**

Dear Shalom Arik Maimon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Orenstein